Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

September 9, 2021

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® VUL 2022
      Lincoln AssetEdge® VUL 2022-2

Dear Sir or Madam:

Today we are electronically filing on EDGAR an Initial Registration Statement on Form N-6 for a variable life insurance product.  The marketing name for this product is “Lincoln AssetEdge® VUL 2022” and “Lincoln AssetEdge® VUL 2022-2”.

Pursuant to Securities Act Release No. 33-6510, we request selective review of this registration statement.  Selective review is appropriate inasmuch as this product is most similar to the Lincoln AssetEdge® VUL 2019 and Lincoln AssetEdge® VUL 2019-2
(File No. 333-229292; 811-08557) also issued by The Lincoln National Life Insurance Company.  Key differences between these two products and their prospectuses are:

•
we have adopted language simplifications and clarifications derived in the process of addressing staff comments during the registration of more recent products also issued by The Lincoln National Life Insurance Company;

•	this product offers updated Exec Enhanced Surrender Value Riders; and
•	there are two indexed account options.
A courtesy copy of this Registration Statement will be forwarded under separate cover to our Reviewer.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel